GSK plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
T +44 (0)20 8047 5000

March 5, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen,

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that GSK plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on 5 March 2024. The disclosure can be found on page 278 of the 2023 Annual Report on Form 20-F, under the heading “Section 13(r) of the Exchange Act”.
Respectfully submitted,

GSK plc

By:	/s/ Julie Brown
Name:	Julie Brown
Title:	Chief Financial Officer

Registered in England & Wales Company Number: 03888792

Registered Office: 980 Great West Road, Brentford, Middlesex, TW8 9GS